EXHIBIT 12
EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Six Months Ended
	Year Ended December 31,					June 30,
	2006	2005	2004	2003	2002	2007	2006
						(Unaudited)
	(In millions, except ratio)
Earnings
Pre-tax income from continuing operations	$244	$110	$176	$78	$(154)	$112	$115
Fixed charges	97	95	95	92	79	51	49
Capitalized interest	(1)	(3)	(3)	(3)	(6)	(1)	(1)

Total earnings available for fixed charges	$340	$202	$268	$167	$(81)	$162	$163

Fixed charges
Interest and debt expense	$96	$95	$94	$91	$78	$50	$48
Interest component of rent	1	—	1	1	1	1	1

Total fixed charges	$97	$95	$95	$92	$79	$51	$49

Ratio of earnings to fixed charges	3.51x	2.13x	2.82x	1.82x	— (1)	3.18x	3.33x

(1)	Earnings were inadequate to cover fixed charges by $160 million.
     For purposes of this computation, earnings represents income from continuing operations before income taxes, interest expense, amortization of debt costs and that portion of rental expense which represents an interest factor. Fixed charges means that sum of interest costs, amortization of debt costs and that portion of rental expense which represents an interest factor.